Exhibit 99.(a) (37)

Gold Fields –
The Complete Gold Company

Contents

Setting the record straight	2
Gold Fields is financially strong: with more to come	2
The Harmony Way exposed	3
Why does Harmony’s failure to produce its CPR matter?	3
Impact of the bid on Gold Fields shareholders	4
Harmony’s offer is highly dilutive on key metrics	5
Harmony continues to burn cash	6
Harmony consistently delivers losses	6
Financial Performance – a true comparison between Gold Fields and Harmony	7
Misrepresentations made by Harmony	11
Appendix 1	14
Appendix 2	15
Appendix 3	15

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

This document contains “forward-looking statements” with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in materials filed with or furnished to the SEC from time to time, including Gold Fields’ most recent Annual Report on Form 20-F.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.

Reject Harmony’s Hostile and Unsolicited Offer
Harmony’s offer destroys value for Gold Fields shareholders

Setting the record straight

In this document we examine how the performance of Harmony compares to that of Gold Fields when assessed on a like-for-like basis. The comparison is telling. Compared to a struggling Harmony, Gold Fields is profitable, increasing production and in control of its cost base – while aggressively reducing costs further through sustainable, well planned programmes. We believe Harmony’s financial position is further weakening as the business continues to burn cash and shows little signs of delivering the much vaunted productivity gains that continuous operations (“CONOPS”) were supposed to bring.

We have also taken the opportunity to set the record straight on certain inaccuracies and statements made about Gold Fields by Harmony at its results presentation on the 3rd February 2005 that we believe were misleading. We have undertaken this exercise because we believe that you the Gold Fields shareholder should have accurate facts in front of you to help you make decisions about the future of your company.

Gold Fields is financially strong: with more to come

We recently announced our results for the quarter ended 31 December 2004, delivering a solid operational performance despite the distraction of Harmony’s hostile bid. Operating Profits were up 40%; total attributable gold production rose 4%; and Group margins increased from 17% to over 20%, with South African margins restored to double digits.

We believe Gold Fields has a high quality South African platform with excellent gearing to the rand and gold price. Our sustainable cost management and revenue generation programmes are delivering increased margins. Costs at our South African operations were down 2% in Q2 2005 to R71,949 per kilogram helping reduce our overall cash costs to just R64,921 per kilogram (US$330 per ounce). Year-on-year costs at Gold Fields’ South African operations were down 4% while production was up 4%.

Our international portfolio is developing rapidly. We have a low risk, high impact growth pipeline, active in all the major gold exploration regions of the world. We stand by our commitment to produce an additional 1.5 million ounces of gold per annum within five years from international assets.

Your Board believes the prospects for the continued growth of Gold Fields and the generation of further shareholder value are exciting. The Board urges you to preserve value and reject the Harmony offer by not tendering your shares or ADRs (American Depositary Receipts).

The Harmony Way exposed

As we have communicated to you previously, we believe Harmony’s management model, the so-called “Harmony Way”, is flawed and unsuited for the challenges presented by Gold Fields’ complex, long-life and deep level South African mining operations. The latest change in presentation of Harmony’s numbers fails to conceal its poor operating performance. Despite the best efforts of Harmony to indicate otherwise, the reality is that its business model has failed to perform in South Africa and internationally.

Despite its most recent management reshuffle, we do not believe Harmony has the vision, management depth, or skills and capabilities to manage a global mining company, which they have effectively demonstrated through their poor track record of international expansion over the past decade. They have spent billions of rand of their shareholders’ money and have not yet successfully built a mine outside South Africa.

Why does Harmony’s failure to produce its CPR matter?

We continue to advise shareholders to exercise caution regarding the Harmony Resources and Reserves position as Harmony has yet to produce their updated Competent Persons Report (CPR). The updated CPR was to be made available in DECEMBER 2004. The delay in completing this document is totally unsatisfactory and leads one to question what the actual reserve position is as well as the efficacy of their mineral resource and reserve management systems and procedures. Despite Harmony’s attempts to play down the importance of its overdue CPR we believe this is a critical document to evaluate the true worth of Harmony’s shares.

To recap why this matters, the independently audited figure for Harmony’s reserves – as shown in their current CPR – shows 41 million ounces. However, Harmony chose an unaudited figure of 62 million ounces to include in the information they sent to Gold Fields shareholders in October 2004. When challenged on this, they say they have included ‘inferred reserves’ to top up the number – this is in direct violation of the South African gold industry’s standard SAMREC codes.

Harmony, during their recent quarterly results presentation, ventured that they had made a 2.5 million ounce “error” in their previous “declarations” and that an additional 1 million ounces of “vamping” would also not be classified as reserves in the CPR. The currently unaudited Harmony reserve number has thus been whittled down to some 55.6 million# ounces since their initial unaudited declaration of 62 million ounces made to Gold Fields shareholders.

These classifications and errors cause us great concern for our shareholders. The CPR is a critical tool in the evaluation of any gold mining company, and in an all-share offer it becomes of paramount importance that accurate and independent reserve figures are available.

Since the March 2004 quarter, Harmony has closed 10 shafts and based upon the December 2004 quarterly results, Harmony has 12 shafts operating at costs above R100,000/kg – this being almost 20% higher than the prevailing Rand gold price of approximately R83,000/kg. The losses being sustained at these shafts implies further reserves risk.

We are extremely concerned at the extended delay in the production of this report. An exercise that we believe should have taken no more than two months to complete in a properly run mining company has now taken a significantly longer period of time. Our simple question again to Harmony is, “Where is the CPR?” We believe you have a right to know now before you are asked to make a decision on the Harmony offer – and not after further rounds of Harmony’s unconvincing excuses and delays.

Impact of the bid on Gold Fields shareholders

We continue to advise you, the Gold Fields shareholder, not to tender your shares into the Harmony Offer – value has been, can and will be destroyed. Since Harmony made its hostile and unsolicited bid, as much as R15.3 billion† in the value of both companies has been destroyed.

Current offer spread	Rand per share*	US$ per share (ADR)*

Gold Fields	70.40	11.66

Harmony	49.60	8.16

Current share ratio*	1.418	1.429

Offer ratio	1.275	1.275

Offer discount to market	11.3%	12.1%

*Share prices as at the close 15 February 2005. Rand share prices related to JSE close, US$ share prices relate to NYSE close.

†see Appendix 2

#see Appendix 3

Harmony’s offer is highly dilutive on key metrics

Impact on an owner of 100 Gold Fields shares who accepts the offer in respect to 100% of his/her holdings

Headline earnings (Q2 2005 annualised)

Cash flow from operations (Q2 2005 annualised)

Net Present Value at R85,000/kg gold price indexed to 100

Source:Gold Fields Life of Mine plans and Harmony’s CPR assuming a 5% real discount rate for both companies.
Note: Shares outstanding for both companies as of 31 December 2004.
Source: Harmony and Gold Fields Q2 2005 with Quarterly Reports.

Harmony continues to burn cash

The Harmony December 2004 quarterly results reveal that Harmony continues to burn cash at an increased rate, despite Harmony’s claims to the contrary.

	Harmony’s Cash outflow from	Gold Fields’
Period	operating activities	Cash inflow from operating activities

Q1 F2005	(R64 million)	R198 million

Q2 F2005	(R375 million)	R233 million

F2005 year to date	(R439 million)	R431 million

From an operating perspective, this is not sustainable and Gold Fields shareholders should be concerned at Harmony’s poor performance in this regard. In addition, Harmony has also not provided guidance for the March 2005 quarter.

Harmony consistently delivers losses

Over the past six quarters, Harmony has produced headline losses in excess of R1.4 billion, with still no sign of a turnaround. Gold Fields should not be called upon to subsidise these earnings losses.

Headline earnings in R million

Continuing at this rate, a combined Gold Fields/Harmony, in terms of earnings, would be the world’s largest loss making gold company. Gold Fields earnings would not be sufficient to compensate for Harmony’s losses.

Financial Performance – a true comparison between Gold Fields and Harmony

The comparative numbers tell the story – Gold Fields outperforms Harmony on all key metrics and the Harmony Way does not appear to be effective in realising any improved financial results. The financial benefits of the Gold Fields balanced portfolio of quality mining assets are evident in the tables that follow.

Group Salient Production and Financial information

		Gold Fields	Harmony	Gold Fields	Harmony
Group	Units	Q1 F2005	Q1 F2005	Q2 F2005	Q2 F2005
Gold produced	Kg	33,060	25,822	34,705	24,604
Cash operating costs (Incl. Gold inventory change)	R/kg	64,649	77,880	62,868	77,415
Total cash costs	R/kg	66,516	n/a	64,921	n/a
Revenue	Rm	2,705	2,144	2,946	2,068
Cash operating costs*	Rm	2,225	2,011	2,215	1,905
Cash operating profit	Rm	480	133	731	163
Rehab cost provision	Rm	(11)	(14)	(11)	(14)
Employment termination cost	Rm	(16)	(154)	(33)	(109)
Corporate marketing and new business	Rm	(84)	(38)	(83)	(41)
Gold inventory change	Rm	(87)	n/a	(33)	n/a
Operating profit	Rm	456	(73)	637	(1)
Net earnings	Rm	102	(340)	80	(277)

*Reconciliation of Cash Operating Costs – See Appendix 1

On a comparative basis:

■	For the December 2004 quarter, Gold Fields cash operating profits are 4.5 times higher than Harmony’s

■	Operating profits at Gold Fields are substantially higher at R637 million for the December 2004 quarter vs. an operating loss of R1 million for Harmony

■	In the December 2004 quarter, Gold Fields cash operating costs (including Gold inventory change) are currently R62,868/kg: 19% lower than Harmony’s

South African Salient Production and Financial information

		Gold Fields	Harmony	Gold Fields	Harmony
Group	Units	Q1 F2005	Q1 F2005	Q2 F2005	Q2 F2005
Gold produced	Kg	21,779	23,390	22,577	22,108
Cash operating costs	R/kg	72,533	79,169	70,492	79,284
Total cash costs	R/kg	73,263	n/a	71,949	n/a
Revenue	Rm	1,784	1,946	1,911	1,857
Cash operating costs	Rm	1,580	1,852	1,592	1,753
Cash operating profit	Rm	204	94	319	104
Rehab cost provision	Rm	(10)	(14)	(10)	(14)
Employment termination cost	Rm	(16)	(154)	(33)	(109)
Corporate marketing and new business	Rm	(58)	(38)	(52)	(41)
Operating profit	Rm	120	(112)	224	(60)

■	For the December 2004 quarter, Gold Fields’ South African cash operating profits were three times higher than Harmony’s

■	Operating profits at Gold Fields are substantially higher at R224 million for the December 2004 quarter vs. a R60 million loss for Harmony

■	Gold Fields cash operating costs are currently R70,492/kg: 11% lower than those of Harmony

Gold Fields delivers superior operating performance

An analysis of operating performance over the last six quarters clearly shows that, on average, Harmony under-performs Gold Fields. The cost stripping focus of the “Harmony Way” has eroded value within Harmony as production has decreased and costs have increased. Conversely, Gold Fields has focused on improving profitability by implementing a sustainable two-pronged strategy of:

■	Revenue maximisation through increasing production (Project 400) and;

■	Cost reduction largely through improved consumption based management and supply chain management (Project 100 and Project Beyond).

This strategy is delivering results as evidenced by the following graphs

SA quarterly gold production

The comparison of the South African gold production of Gold Fields with that of Harmony shows that Gold Fields has managed to maintain a steady and improving production profile, despite a strengthening rand. Harmony has struggled to maintain a consistent production profile and has seen a 21% decline in production over the past six quarters.

SA cash operating costs

Gold Fields has shown a superior track record of cost performance relative to Harmony over the past six quarters. Gold Fields costs are now lower than six quarters ago despite significant wage, steel and diesel price increases over the period. Sustainable cost initiatives such as Project 100 have already delivered R100 million in savings and Project Beyond has delivered R40 million in contractual savings to date. It is also anticipated that Project Beyond will deliver a total of R200 – R300 million in savings over the next 12 – 24 months.

Gold Fields’ South African cash costs are currently R71,949/kg, well in hand and on target to meet its stated objective of breaking below R70,000/kg, for the March quarter. Harmony however has not managed to show a meaningful and consistent reduction in costs over the same period.

SA cash operating margins

Gold Fields has a much healthier cash operating margin of 17% in comparison to Harmony’s which is currently in single digits. Hence Gold Fields, through its strategy of maximising revenue and reducing costs, is better positioned to deal with further strength in the Rand.

Misrepresentations made by Harmony

We want to set the record straight on certain inaccuracies and misleading statements made by Harmony at their recent results presentation.

TARKWA

Harmony: “Tarkwa’s grades are higher than forecast and both the capex and cash costs of the mine are higher than reported.”

The Facts

Harmony has distorted the purpose of and information contained in the Competent Persons Report (CPR) which was sent to Gold Fields shareholders on 29 October 2004.

■	It is important to note that the CPR should not be confused with detailed short term operating plans. While a strong indicator of near term performance, it is primarily intended to present life of mine projections.

■	Harmony has misrepresented the information reported by Gold Fields in the Q2 F2005 quarterly documentation.

Nothwithstanding this, Tarkwa is performing broadly in line with current projections, noting however that the CPR information is arranged on a calendar year basis, and Gold Fields reports on a financial year.

Capital expenditure: The latest Gold Fields quarterly report forecasts capital expenditure for the first half of calendar year 2005 at US$ 25 million, decreasing in the second half of calendar 2005 as various projects reach completion.

Total cash costs: In the December quarterly report Gold Fields reports “total cash costs are expected to approach US$ 200 per ounce in the March quarter as the full benefits of the expansion start to be realized”

Grade: The 1.8 grams per ton head grade referred to by Harmony is mill plant head grade only. If combined with the heap leach operation the head grade will decrease to 1.3 grams per ton, which is comparable with the combined head grade as given in the CPR.

INTERNATIONAL GROWTH STRATEGY

Harmony: “None of Gold Fields’ projects are capable of becoming productive mines within 3 years.”

Harmony have attempted to discredit Gold Fields international success in an attempt to downplay their dismal success in developing an international business.

The Facts

Gold Fields international operations continue to deliver superior results and the company has a low risk high impact pipeline of growth opportunities from worldwide exploration projects to both minesite and greenfield development projects. Gold Fields has a track record of delivery in this area most notably the recent successes of the Tarkwa and St Ives expansions.

MILLING AT BEATRIX

Harmony: “Harmony is providing milling capacity for Beatrix at the Joel mine”

The Facts

In August 2004, Harmony unilaterally terminated this mutually beneficial arrangement. Since that time, there has been no provision of milling capacity from Harmony in respect of Beatrix’s surface material at Joel. In fact, the only two mines in the Harmony and Gold Fields stables that share a common boundary and where some real synergistic benefits may accrue are Beatrix and Joel, yet Harmony terminated this mutually beneficial arrangement – why?

Your Board believes the prospects for the continued growth of Gold Fields and the generation of further shareholder value are exciting and remains committed to maximising value for all of its shareholders.

The Board remains firmly of the view that:

■	the Harmony offer does not come close to achieving a fair value for Gold Fields;

■	takes no account of the high quality of Gold Fields’ asset base;

■	does not reflect the benefits that successful international diversification has brought to Gold Fields shareholders; and

■	does not reflect the apparently precarious financial and operational state that Harmony finds itself in – as borne out by its decision to sell its stake in ARM – nor the positive operating trend that Gold Fields is experiencing.

Shareholders are advised that, while this offer remains in place, the Board of Gold Fields will continue to oppose it vigorously as it believes:

1.	The current hostile offer grossly undervalues Gold Fields; consists of only harmony’s over valued shares with no cash element; and offers no control premium to Gold Fields’ shareholders;

2.	Harmony’s management model, the so-called “Harmony Way”, is flawed and will be unable to cope with the challenges presented by Gold Fields’ complex, long-life and deep level South African mining operations;

3.	Harmony does not have the vision, management depth or skills and capabilities to manage a global mining company, as they have effectively demonstrated through their poor track-record lack of international success over the past decade;

4.	Harmony’s increasingly precarious financial position, exhibited by its 6 consecutive quarter of losses, will threaten the viability of any combined entity. At the current Rand gold price about half of Harmony’s operations cannot even cover its cash costs;

5.	Harmony’s aggressive marketing and opaque reporting practices (they only report on three categories and give no detail of specific mines) effectively conceal the real point that its business model is unsupportable both in South Africa and internationally; and

6.	Gold Fields management have delivered greater value to shareholders compared to Harmony and are positioning to continue doing so.

An independent Gold Fields offers shareholders a solid and transparent investment vehicle with more exciting growth prospects than the combination proposed by Harmony – as the recent results announcements by each company have demonstrated. Gold Fields shareholders will continue to reap the benefits of a well managed, performance focused, internationally diversified South African champion – Gold Fields.

The Board urges you to preserve value and reject the Harmony offer by not tendering your shares or ADRs.

Appendix 1

Reconciliation of Cash Operating Costs – Gold Fields’ Comparative Calculation of Cash operating costs

Gold Fields discloses Total Cash Cost and Harmony discloses Cash Operating Cost. Based on the information disclosed by Harmony, Gold Fields is unable to calculate a Total Cash Cost for Harmony. However, we can restate our costs in order to calculate a Cash Operating Cost for Gold Fields, which allows us to make a like-for-like comparison.

		Group		South Africa
Gold Fields comparative calculation
of cash operating costs		Q1 F2005	Q2 F2005	Q1 F2005	Q2 F2005
Operating costs (as per Operating and Financial Results)	Rm	2,336	2,342	1,664	1,687
Rehabilitation costs	Rm	(11)	(11)	(10)	(10)
Employee termination costs	Rm	(16)	(33)	(16)	(33)
Corporate marketing and new business	Rm	(84)	(83)	(58)	(52)
Cash operating cost (excl. Gold inventory change)	R/kg	2,225	2,215	1,580	1,592
Gold inventory change	Rm	(87)	(33)	—	—
Cash operating cost (incl. Gold inventory change)	Rm	2,138	2,182	1,580	1,592

Appendix 2

Value destruction to date

Value destruction to date	Gold Fields	Harmony	Total value destruction
Issued shares	492 million	394 million (321 million prior to 26 November 2004)
Share price as at 18 October 2004	R92.00	R75.48
Closing share price as at 15 February 2005	R70.40	R49.63
Market capitalisation as at 18 October 2004	R45.3 billion	R24.2 billion
Market capitalisation as at 15 February 2005	R34.7 billion	R19.5 billion
Value destruction	R10.6 billion	R4.7 billion	R15.3 billion

Appendix 3

On 20 December 2004, Harmony reported ore reserves of 59,1 million ounces –
www.harmony.co.za

Harmony’s ore reserves at 20 December 2004	59,1 million
“Error”	(2,5 million)
“Vamping”	(1,0 million)
# – Total ore reserves	55,6 million

www.goldfields.co.za